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                              May 4, 2022

       Robert Lavan
       Executive Vice President and Chief Financial Officer
       Bally's Corp
       100 Westminster Street
       Providence, RI 02903

                                                        Re: Bally's Corp
                                                            Form 10-K for the
Fiscal Year Ending December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-38850

       Dear Robert Lavan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the fiscal year ending December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted EBITDA by Segment, page 47

   1. We note your adjustment for Other, net to arrive at Adjusted EBITDA for all periods presented. We further
note your footnotes describing the six to eight different items that make up this
adjustment. Please tell us the amounts of each of these six to eight items. To the extent you believe
any of these individual items are quantitatively significant, please consider separately
quantifying such items in future filings. This comment also applies to your earnings release.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Lavan
Bally's Corp
May 4, 2022
Page 2

       You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Jennifer Monick,
Assistant Chief Accountant at 202-551-3295 with any questions.



FirstName LastNameRobert Lavan                          Sincerely,
Comapany NameBally's Corp
                                                        Division of Corporation
Finance
May 4, 2022 Page 2                                      Office of Real Estate &
Construction
FirstName LastName